May 6, 2019

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-7010

Re:	Twist Bioscience Corporation
Registration Statement on Form S-1
Filed May 6, 2019
File No. 333-231239

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of Twist Bioscience Corporation (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 p.m. Eastern Time on May 8, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Orrick, Herrington & Sutcliffe LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as the representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(signature page follows)

Very truly yours,

J.P. MORGAN SECURITIES LLC
COWEN AND COMPANY, LLC
EVERCORE GROUP L.L.C

Acting severally on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Ben Burdett
Authorized Signatory

COWEN AND COMPANY, LLC

By:	/s/ Jamie Streator
Authorized Signatory

EVERCORE GROUP L.L.C.

By:	/s/ Jeffrey Rosichan
Authorized Signatory

(Signature Page to Acceleration Request Letter)